Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

MARKET ANNOUNCEMENT

 ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

Ultrapar Participações S.A. (“Ultrapar”), Dynamo Brasil I LLC, Dynamo Brasil II LLC and Dynamo Brasil III LLC (together known as “the Funds”) hereby announce that Ultrapar, on March 20, 2007 agreed on a Sale and Purchase Promise Contract with Other Adjustments, with the Funds, whereby Ultrapar undertakes to grant to the Funds the purchase rights on 455,080 (four hundred and fifty five thousand and eighty) preferred shares of Refinaria de Petróleo Ipiranga (“RPI”) for a unit price of R$ 38.93 (thirty-eight reais and ninety-three centavos), 637,217 (six hundred and thirty seven thousand, two hundred and seventeen) preferred shares in Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) for a unit price of R$ 29.57 (twenty-nine reais and fifty-seven centavos) and 264,780 (two hundred and sixty-four thousand, seven hundred and eighty) preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) for a unit price of R$ 20.55 (twenty reais and fifty-five centavos) (together known as "The Shares") of the shares acquired from the Controlling Shareholders of Ipiranga in the Purchase Contract (as set out in the Material Event notice published on March 19, 2007), whereby the Funds, in turn, undertake a commitment to purchase all the shares mentioned.

Ultrapar and the Funds also announced that, in addition on March 20, 2007, they have signed a Put Option Contract under which Ultrapar undertakes to repurchase the shares for the price paid by the funds, adjusted by the CDI rate, if the exchange offer to be carried out by Ultrapar with the shares issued by RPI, DPPI and CBPI, as published in the Material Event notice on March 19, 2007, does not take place within up to 12 months from the date of the signing of this instrument.

São Paulo, March 26 2007

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions").  As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.